FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number 000-50859

TOP TANKERS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG. ALEXANDROU STREET
MAROUSSI
ATHENS 151 24
GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K are four exhibits. Exhibit 1 is a letter to the shareholders of TOP Tankers Inc. (the “Company”) regarding the adjournment of the Annual Meeting of Shareholders of the Company to July 26, 2007.  Exhibit 2 is the Notice of Adjournment of the Annual Meeting of Shareholders of the Company.  Exhibit 3 is the charter for the Company’s Nomination and Corporate Governance Committee.  Exhibit 4 is the charter for the Company’s Compensation Committee.

EXHIBIT 1

July 2, 2007

TO THE SHAREHOLDERS OF TOP TANKERS INC.

Enclosed is a Notice of Adjournment of the Annual Meeting of Shareholders of TOP Tankers Inc. (the “Company”)  initially scheduled for June 28, 2007 at 1300 hours to July 26, 2007 at 1300 hours.  The meeting will be held at the premises of the Company at 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi, Athens, Greece.

The business scheduled for the Annual Meeting (the “Meeting”) remains the same. Shareholders of the Company will consider and vote upon proposals:

1.	To elect three Class III Directors to serve until the 2010 Annual Meeting of Shareholders (“Proposal One”);

2.	To approve a reverse split of the Company’s common stock at a ratio of 2 to 1 and the related amendment to the Company’s Amended and Restated Articles of Incorporation (“Proposal Two”);

3.	To ratify the appointment of Deloitte (Greece) as the Company’s independent auditors for the fiscal year ending December 31, 2007 (“Proposal Three”); and

4.	To transact other such business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of votes cast by shareholders entitled to vote and voting at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of all outstanding shares entitled to vote at the Meeting.  Adoption of Proposal Three requires the affirmative vote of a majority of votes cast by shareholders entitled to vote and voting at the Meeting.  Note that due to the lapse of time, Proposal Two, if approved at the Annual Meeting, would become effective not on July 2, 2007 as stated in the Proxy Statement but seven days after the Annual Meeting.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

       1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24
Tel: +30 210 812 8000, Fax: +30 210 614 1272
e-mail: eia@toptankers.com – www.toptankers.com

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED IN THE PROXY STATEMENT.

Very truly yours,

Evangelos J. Pistiolis
Chief Executive Officer

SK 23116 0001 790217

EXHIBIT 2

TOP TANKERS INC.
NOTICE OF ADJOURNMENT OF ANNUAL MEETING OF SHAREHOLDERS
Initially Scheduled for June 28, 2007
Adjourned to July 26, 2007

NOTICE IS HEREBY given that the Annual Meeting of the shareholders of TOP Tankers Inc. (the “Company”) initially scheduled to be held on June 28, 2007, at 1300 hours, at the Pentelikon Hotel, 6 Deligianni Street, Kefalari, Kifissia, Athens, Greece, was adjourned due to lack of quorum.  By vote of a majority of the shareholders present in person or by proxy, the Annual Meeting has been adjourned until July 26, 2007 at 1300 hours and will be held at the premises of the Company at 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi, Athens, Greece. Business scheduled for the Annual Meeting remains the same as scheduled for June 28, 2007 and set forth in the Proxy Statement mailed to shareholders on May 7, 2007, as follows:

1.	To elect three Class III Directors to serve until the 2010 Annual Meeting of Shareholders (“Proposal One”);

2.	To approve the reverse split of the Company’s common shares at a ratio of 2 to 1 and the related amendment to the Company’s Amended and Restated Articles of Incorporation (“Proposal Two”);

3.	To ratify the appointment of Deloitte (Greece) as the Company’s independent auditors for the fiscal year ending December 31, 2007 (“Proposal Three”);

4.	To transact other such business as may properly come before the meeting or any adjournment thereof.

Note that due to the lapse of time, Proposal Two, if approved at the Annual Meeting, would become effective not on July 2, 2007 as stated in the Proxy Statement but seven days after the Annual Meeting.

The record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof remains the close of business on May 4, 2007.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24
Tel: +30 210 812 8000, Fax: +30 210 614 1272
 e-mail: eia@toptankers.com – www.toptankers.com

PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

    If you attend the annual meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Eirini Alexandropoulou
Secretary

July 2, 2007

Athens, Greece

SK 23116 0001 790218

EXHIBIT 3

TOP TANKERS INC.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

This Nomination Committee Charter (this “Charter”) has been adopted by the Board of Directors (the “Board”) of TOP Tankers Inc. (the “Company”).  The Nomination and Corporate Governance Committee of the Board (the “Committee”) shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

I.          PURPOSE

The Committee shall assist the Board in: (i) identifying, evaluating and making recommendations to the Board concerning individuals for selections as director nominees for the next annual meeting of stockholders or to otherwise fill Board vacancies; (ii) developing and recommending to the Board a set of corporate governance guidelines and principles applicable to the Company, and (iii) reviewing the overall corporate governance of the Company and recommending improvements to the Board from time to time.  It may also have such other duties as may from time to time be assigned to it by the Board and as may be required by the rules and regulations of the Securities and Exchange Commission (the “SEC”) and the NASDAQ Stock Market, Inc. (“NASDAQ”).

II.        COMMITTEE MEMBERSHIP

The Committee shall be comprised of at least two directors determined by the Board to meet the director independence requirements of NASDAQ, subject to any applicable exemptions and phase-in provisions under NASDAQ rules.  The Board shall select the members of the Committee and its chairman at a meeting of the Board and the Board shall have the power at any time to change the membership of the Committee.

III.       MEETINGS

The Committee shall meet as often as it deems necessary. The Committee may request any officer or employee of the Company to attend meetings of the Committee or to meet with members of, or consultants to, the Committee. Members of the Committee may participate in meetings of the Committee by means of a telephone conference. The Committee may act by unanimous written consent in lieu of a meeting.

IV.       COMMITTEE AUTHORITY AND RESPONSIBILITIES

The Committee shall have sole authority to retain and terminate any advisors whom the Committee believes are necessary to assist it in carrying out its duties, including search firms to identify director candidates and outside legal counsel to review the Company’s corporate governance guidelines and principles. The Committee shall have sole authority to approve such advisors’ fees and other retention terms.

The Committee shall report regularly to the Board summarizing any significant issues considered by the Committee and any action it has taken.

The principal duties and responsibilities of the Committee are as follows:

1.	Identify and evaluate individuals qualified to become Board members, and propose to the Board nominees for election to the Board.

2.
Consider nominees duly recommended by stockholders for election to the Board; provided that any such recommendations must be submitted in accordance with the procedures set forth in the Company’s Bylaws, the recommending stockholder’s status as a stockholder has been verified, and the submission otherwise complies with any other stockholder nomination procedures set forth from time to time by the Board.

3.	Recommend individuals to be elected by the Board to fill any Board vacancies.

4.
Review periodically the director independence standards under NASDAQ rules and the rules of the SEC, evaluate annually each director’s independence status under such standards and report the results of such evaluation to the Board.

5.	Undertake any other duties and responsibilities relating to the nomination process that the Board may delegate to the Committee.

6.
Develop and recommend to the Board a set of corporate governance guidelines and principles applicable to the Company, assist the Board in interpreting those corporate governance guidelines and principles, review and reassess the adequacy of those guidelines and principles, and recommend any changes to those guidelines and principles to the Board from time to time.

7.
Oversee, in such manner as it deems appropriate, the evaluation of the Board and committees of the Board and make recommendations to the Board from time to time as to changes that the Committee believes to be desirable to the size and composition of the Board or any committee thereof.

8.
Review the charters and, if necessary or desirable, recommend to the Board changes in the duties and responsibilities of the committees, or the dissolution of committees or creation of additional committees.

9.	Advise the Board on corporate governance matters, including recommending practices that enable the Board to comply with applicable laws and regulations.

10.	Undertake such other responsibilities as the Committee deems appropriate for it to carry out its purpose under this Charter.

SK 23116 0001 790220

EXHIBIT 4

TOP TANKERS INC.

COMPENSATION COMMITTEE CHARTER

This Compensation Committee Charter (“Charter”) has been adopted by the Board of Directors (the “Board”) of TOP Tankers Inc. (the “Company”). The Compensation Committee of the Board (the “Committee”) shall review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

I.          PURPOSE

The Committee shall carry out the Board’s responsibilities relating to compensation of the Company’s executive and non-executive officers and provide such other guidance with respect to compensation matters as the Committee deems appropriate.  It may also have such other duties as may from time to time be assigned to it by the Board and are required by the rules and regulations of the Securities and Exchange Commission and The NASDAQ Stock Market, Inc. (“NASDAQ”).

II.        COMMITTEE MEMBERSHIP

      The Committee shall be comprised of at least two directors determined by the Board to meet the director independence requirements of NASDAQ, subject to any applicable exemptions and phase-in provisions under NASDAQ rules.  The Board shall select the members of the Committee and its chairman at a meeting of the Board and the Board shall have the power at any time to change the membership of the Committee.

III.       MEETINGS

The Committee shall meet as often as it deems necessary. The Committee may request any officer or employee of the Company to attend meetings of the Committee or to meet with members of, or consultants to, the Committee. Members of the Committee may participate in meetings of the Committee by telephone conference call. The Committee may act by unanimous written consent in lieu of a meeting.  Pursuant to NASDAQ rules, the Chief Executive Officer shall not be present during voting or deliberations relating to his compensation.

IV.       COMMITTEE AUTHORITY AND RESPONSIBILITIES

The Committee shall have sole authority to retain and terminate (i) compensation consultants and (ii) any other advisors whom the Committee believes are necessary to assist it in carrying out its duties. The Committee shall have sole authority to approve such consultants’ and advisors’ fees and other retention terms.

The Committee shall report regularly to the Board summarizing any significant issues considered by the Committee and any action it has taken.

The principal duties and responsibilities of the Committee are as follows:

1.	Make recommendations to the Board as to the Company’s general compensation philosophy.

2.
Review and approve those corporate goals and objectives established by the Board that are relevant to the compensation of the Company’s Chief Executive Officer (the “CEO”), evaluate the performance of the CEO in light of those goals and objectives, and determine and approve the CEO’s compensation based on this evaluation.

3.	Determine the annual compensation, including benefits and perquisites of all executive and non-executive officers of the Company, and report such determinations and actions to the Board.

4.	Review and approve employment agreements, severance agreements, change of control agreements and other similar agreements relating to executive officers.

5.	Undertake any other duties and responsibilities relating to compensation matters that the Board may delegate to the Committee.

6.	Undertake such other responsibilities, as the Committee deems appropriate for it to carry out its purpose under this Charter.

SK 23116 0001 790222

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP TANKERS INC.
(registrant)

Dated: July 6, 2007	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

SK 23116 0001 790211